R. Cabell Morris, Esq.

Email: rmorris@winston.com

Tel: (312) 558-5609

Fax: (312) 558-5700

July 13, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

F Street, NE , DC 20549

Attention:	Michael Clampitt
Eric Envall
Yolanda Trotter
Hugh West

Re:	Medley LLC
Draft Registration Statement on Form S-1
Submitted June 10, 2016
CIK No. 0001536577

Ladies and Gentlemen:

On behalf of our client, Medley LLC (the “Company”), we submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 7, 2016 (the “Letter”), with respect to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. Furthermore, neither the Company nor anyone authorized to act on the Company’s behalf intends to present to such communications to investors. To the extent the Company presents any written communications to potential investors hereafter, the Company will supplementally provide the Staff with copies of any such written communications.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

Cover Page

2.	Please revise the cover page to provide more detail regarding the underwriting arrangements you have with Incapital as required by Items 501(c)(8)(ii) and (iii) of Regulation S-K. In addition, add a Table to disclose the information required by Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page to provide further detail regarding the underwriting arrangements with Incapital as required under Items 501(c)(8)(ii) and (iii) of Regulation S-K and, further, has added a Table as required under Item 501(b)(3) of Regulation S-K.

Cautionary Note Regarding Forward- Looking Statements, page ii

3.	Please shorten this section so that it only provides a cautionary note regarding forward-looking statements and does not repeat or discuss information that is more properly suited for discussion in your risk factors section. This section also seems to be a repeat of the Summary Risk Factors section that begins on page 7 and of the special note regarding forward-looking statements on page 45.

In response to the Staff’s comment, the Company has revised its disclosure on page ii to only provide a cautionary note regarding forward-looking statements. Further, the Company has revised its disclosure to remove the duplicative special note regarding forward-looking statements formerly found on page 45.

Certain Defined Terms, page v

4.	Revise to add “purchasing agent” to the terms and indicate whether they will be purchasing as a principal or acting in an agency capacity.

In response to the Staff’s comment, the term “purchasing agent” has been added to the terms on page iii and indicates that they will be acting as a principal on a reasonable best efforts basis, with immediate resales of Notes to be made by Incapital pursuant to agreed upon arrangements with investors and/or dealers.

Overview of Medley LLC, page 1

5.	We note your disclosure that your focus on senior secured credit, combined with the permanent and long-dated nature of your vehicles, leads to predictable management fee and incentive fee income. Please reconcile this disclosure to your risk factor on page 37, which discusses that a portion of your revenue and cash flow is variable, which may impact your ability to achieve steady earnings growth on a quarterly basis.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to remove the reference to the management fee and incentive fee income being “predictable” and has revised the risk factor on page 37 to provide further disclosure regarding the portion of the Company’s revenue and cash flow that is variable.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

6.	Please include a discussion of your compounded annual growth rate for the last three years. In addition, add a new paragraph to explain the difference between assets under management (AUM) and fee earning AUM and include the growth rate for fee-earning AUM and why its growth rate is significantly less than for AUM growth.

In response to the Staff’s comment, the Company has included on page 1 a discussion of the Company’s compounded annual growth rate for the last three years.

Additionally, the Company has revised the definitions of “AUM” and “fee earning AUM” on page ii of the Registration Statement to clarify that fee earning AUM is a different metric from AUM and also has added disclosure on page 1 to further highlight that the growth rate difference in the Company’s AUM as compared to its fee earning AUM is a result of $1 billion in new institutional capital commitments that had not yet been fully deployed. Such undeployed capital commitments are calculated as part of AUM, per the definition set forth in “Certain Defined Terms,” but are not included in fee earning AUM.

7.	Revise footnote 1 to disclose the source of the information and the basis for using the named entities as a peer group, such as, same size AUM, etc.

In response to the Staff’s comment, the Company has revised footnote 1 to disclose that its peer group is composed of publicly traded U.S. asset managers with a total market cap of less than $1.5 billion of March 31, 2016 and public at or before December 31, 2010 and the source of the information presented was public filings of the named entities.

Business Strategy, page 1

8.	Revise to disclose the size of the loan portfolio as of March 31, 2016 and the percentage that is current in repayment performance.

The Company’s loan portfolio as of March 31, 2016 is $3.7 billion with approximately 71% of investments secured by first lien positions and 92% of outstanding loans current on repayment. The Company has revised the disclosure on page 2 to provide this information.

Our Sources of Revenue, page 4

9.	We note that you use non-GAAP financial measures (i.e., Core Net Income, Core EBITDA and Core Net Income Margin) in the table provided and elsewhere in your registration statement (e.g. pages 56, 84, 98, etc.) to assess the performance of your business. Please revise to include a reconciliation of your core net income margin. In addition, provide an explanation as to why these measures are useful to investors as operating performance measures in accordance with Item 10(e) of Regulation S-K.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

In response to the Staff’s comment, the Company has revised the Registration Statement to include a reconciliation of its core net income margin. Additionally, the Company has revised the Registration Statement to state that management also makes operating decisions and assesses business performance based on non-GAAP financial measures, as management believes that these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of the Company’s business, as they remove the impact of items management believes are not reflective of underlying operating performance. Such non-GAAP measures are also used by management for planning purposes, including the preparation of internal budgets; and for evaluating the effectiveness of operational strategies. Additionally, the Company believes that non-GAAP measures provide another tool for investors to use in comparing our results with other companies in our industry, many of whom use similar non-GAAP measures.

10.	Please include a line item for your total equity in the chart on this page and in similar charts throughout the registration statement.

In response to the Staff’s comment, the Company has added to page 5 (and in similar charts throughout the Registration Statement) disclosure of the Company’s total equity, along with the Company’s total assets, total liabilities and members’ deficit.

Recent Developments, page 6

11.	Revise to file as an Exhibit the Agreement referred to and disclose the material “certain other considerations.”

In response to the Staff’s comment, the Company has revised the Registration Statement to indicate that the Agreement will be filed as an exhibit to the Registration Statement in an amendment.

Further, the Company has revised the Registration Statement to disclose that, under the terms of the Agreement, the Company has the option, subject to certain conditions, to cause the joint venture to redeem the investors’ interest in exchange for repayment of the outstanding investment amount, plus such investors’ share of any unrealized profits of the joint venture, at the time of redemption. Subject to certain other conditions, the Company also has the option to buy back the joint venture’s interest in the net advisory fee revenues from one of the Company’s future funds at fair market value.

The Offering, page 13

12.	Please provide in greater detail the mechanics of how a resale through the LEOPARDS program will work. Once we have a greater understanding of your underwriting arrangements and how Incapital intends to resell the Notes, we may have additional questions.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

In response to the Staff’s comment, the Company has revised the cover page and the “Plan of Distribution” section of the Registration Statement to provide that the notes may be sold by means of ordinary brokers' transactions on an exchange or that otherwise qualify for delivery of a prospectus to the NYSE or Nasdaq in accordance with Rule 153 under the Securities Act of 1933, as amended, at market prices prevailing at the time of sale, at prices related to prevailing market prices or negotiated transactions or as otherwise agreed with the purchasing agent.

13.	Noting the option to purchase additional securities, revise the cover page to disclose the arrangement as required by Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page to disclose the purchasing agent’s option to purchase additional securities as required by Item 501(b)(2) of Regulation S-K.

Risk Factors, page 20

14.	Please include a risk factor describing your recent decline in total equity.

The Company respectfully advises the Staff that the decline in total equity was attributed primarily to the deconsolidation of Medley Opportunity Fund II LP (“MOF II LP”) as a result of the Company’s adoption of Accounting Standards Update (ASU) 2015-02, Consolidation (Topic 810) — Amendments to the Consolidation Analysis. The Company elected to adopt this new guidance using the modified retrospective method effective January 1, 2015. Restatement of periods prior to January 1, 2015 was not required.

Prior to January 1, 2015, the Company had consolidated MOF II LP in its consolidated financial statements in accordance with ASC 810-20 as the Company was the general partner and the limited partners lacked “kick out” rights or participating rights. The Company reconsidered the consolidation conclusion for MOF II LP as a result of the new guidance and determined that, although MOF II LP continues to be a VIE, the Company is no longer considered to be the primary beneficiary. Therefore, the Company deconsolidated MOF II LP on January 1, 2015 and records its investment in the entity under the equity method of accounting.

As reflected in the consolidated statements of changes in equity on page F-5, the deconsolidation of MOF II resulted in a reduction in total equity (non-controlling interests in Consolidated Funds) of $610.2 million from December 31, 2014 to December 31, 2015.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

Because the reason for the decrease in the Company’s total equity was a result of a one time change in accounting policy (and not related to the Company’s business or operations), the Company does not believe that the above reflects factors that make the offering of debt securities speculative or risky and accordingly, does not believe it is appropriate to add a risk factor regarding the decline in total equity at this time. The Company agrees that disclosure regarding its recent decline in total equity is meaningful to investors and notes that the deconsolidation of the Consolidated Funds effective as of January 1, 2015 is prominently disclosed throughout the registration statement and, in particular, in Note 2, “Summary of Significant Accounting Policies,” to the Company’s audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013. To further highlight the impact of the deconsolidation, the Company has added further disclosure regarding the impact of the deconsolidation resulting from the adoption of this accounting standard by adding a sub-section entitled “Note Regarding Deconsolidation” to the Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Plan of Distribution, page 127

15.	With regard to the statement that the purchasing agent “may be deemed to be an “underwriter”, please revise to indicate “is an underwriter” or provide the staff with an analysis under Rule 144 of the Securities Act Rules. In addition, noting in the last paragraph that the “Notes” may be sold to other “agents and dealers” provide a similar analysis explaining why they are not underwriters.

In response to the Staff’s comment, the Company has revised the disclosure in the “Plan of Distribution” section on page 117 to indicate that the purchasing agent will be deemed to be an “underwriter” under the Securities Act.

Additionally, we have revised the disclosure on page 117 to indicate that the other agents and dealers to or through which we may sell Notes may also be deemed to be “underwriters.” The Company will provide the Staff with details regarding the terms of any such agreement, arrangement, or understanding that is entered with such other agents and dealers, if applicable, prior to the effective date of the Registration Statement in a future amendment.

16.	Please confirm to the staff that the disclosures required by Item 508(b), (c)(2), (h), (j), (k), and (l) are not applicable and briefly advise why they are not applicable.

In response to the Staff’s comment, the Company has revised the “Plan of Distribution” section to provide that the purchasing agent may allow, and the dealers may allow a discount from the concession per Note to certain broker-dealers, not to exceed an amount to be determined. Such amount will be provided in an amendment to the Registration Statement in compliance with Item 508(h).

The Company acknowledges the Staff’s comment regarding Item 508(c)(2) and will provide the Staff with details regarding the terms of any such agreement, arrangement, or understanding that is entered in with any broker or dealer, prior to the effective date of the Registration Statement in a future amendment.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

The Company respectfully acknowledges the Staff’s comments and advises the Staff that Items 508(b), (j), (k) and (l) are not applicable for the following reasons:

•	Incapital LLC is not a new underwriter as described in Item 508(b). Incapital was formed in 1999.

•	The purchasing agent has advised the Company that it does not intend to make sales to discretionary accounts under Item 508(j).

•	The purchasing agent has advised the Company that it does not presently intend to engage in passive market making or stabilization or other transactions as described in Items 508(k) and (l); however, to the extent that the purchasing agent (or other agents or dealers through which the Notes may be sold) engages in passive market making transactions or conducts during the offering any transaction that stabilizes, maintains, or otherwise affects the market price of the offered securities, the Company will provide the Staff with details indicating such intention and describing the passive market making or relevant conduct in a future amendment.

Financial Statements as of and for the Years Ended December 31, 2015 and 2014

Consolidated Statements of Operations, page F-4

17.	Please revise your presentation of management fee revenues to disaggregate your management fees attributable to Part I incentive fees for each of the periods presented. We would not object to a parenthetical presentation.

In response to the Staff’s comment, the Company has revised its presentation of management fee revenues on pages F-4 and F-44 to include parenthetical presentation of management fees attributable to Part I incentive fees for each of the periods presented.

Financial Statements as of and for the Three Months Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements

Note 11 – Redeemable Non-Controlling Interest, page F-61

18.	We note that in January 2016 you executed an amendment to SIC Advisors’ operating agreement which provide you the right to redeem membership units owned by the respective minority interest holder. As a result of this redemption feature, the non-controlling interest in SIC Advisors was reclassified from the equity section to redeemable non-controlling interest in the mezzanine section of the balance sheet as of March 31, 2016. We also note your disclosure on page F-50, which states that the interests classified outside of permanent equity are redeemable upon an event outside of Medley’s control. Please revise your disclosure to clarify the terms of the amendment that resulted in the reclassification and provide us with the authoritative literature you used to support your accounting treatment.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

The Company reclassified its non-controlling interest in SIC Advisors LLC (“SIC Advisors”) outside of permanent equity in its consolidated financial statements, in accordance with Accounting Standards Codification 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities (ASC 480). ASC 480 requires classification outside of permanent equity for redeemable instruments for which the redemption triggers are outside of the issuer’s control. SIC Advisors’ LLC Agreement was amended so that the non-controlling interest in SIC Advisors must be redeemed by Medley upon a decision to terminate the dealer management agreement (“DMA Termination”) between Sierra Income Corporation, a business development company managed by SIC Advisors,  and SC Distributors LLC, an affiliate of the minority interest holder.  The Company notes that a DMA Termination must be effected by Sierra Income Corporation, which has an independent board of directors, thus is outside the control of the Company.  As a result of this redemption feature, the Company reclassified the non-controlling interest in SIC Advisors from the equity section to redeemable non-controlling interest in the mezzanine section of the balance sheet based on its fair value as of the amendment date.

In response to the Staff’s comment, the Company has revised its disclosure of Note 11- Redeemable Non-Controlling Interest on page F-61, to clarify the terms of the amendment that resulted in the reclassification of the non-controlling interest in SIC Advisors LLC from the equity section to redeemable non-controlling interest in the mezzanine section of the balance sheet as of March 31, 2016.

Item 17. Undertakings, page II-3

19.	Revise to delete number (3) or advise us why you believe it is appropriate. In addition, revise to include as undertakings Items 512(a) (1), (2), (3) and (6) of Regulation S-K.

In response to the Staff’s comment, the Company has deleted the former undertaking (3) and included as undertakings Items 512(a) (1), (2), (3) and (6) of Regulation S-K.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at 312-558-5609

Sincerely,

/s/ R. Cabell Morris

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2016

cc:

John D. Fredericks, General Counsel, Medley LLC

Stuart Gelfond, Esq., Fried, Frank, Harris, Shriver & Jacobson L.L.P.